EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three and nine months ended September 30, 2023 and 2022
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	September 30, 2023	December 31, 2022
		$	$
Assets

Current assets
Cash and cash equivalents		120,999	751,686
Trade and other receivables	5	100,730	61,228
Inventory		2,313	2,117
Prepaid expenses		17,369	12,254
Income taxes receivable		5,966	3,126
Current portion of advances to third parties		—	579
Current portion of contract assets		1,150	1,215

Total current assets before segregated funds		248,527	832,205
Segregated funds		1,019,538	823,666

Total current assets		1,268,065	1,655,871

Non-current assets
Advances to third parties		—	1,721
Property and equipment		35,184	31,881
Intangible assets	4	1,319,568	694,995
Goodwill	4	1,978,564	1,114,593
Deferred tax assets	4	3,101	17,172
Contract assets		801	997
Processor and other deposits		4,480	4,757
Other non-current assets	13	34,795	2,682

Total Assets		4,644,558	3,524,669

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	September 30, 2023	December 31, 2022
		$	$
Liabilities

Current liabilities
Trade and other payables	6	175,372	125,533
Income taxes payable		20,190	16,864
Current portion of loans and borrowings	7	10,866	8,652
Other current liabilities		9,073	4,224

Total current liabilities before due to merchants		215,501	155,273
Due to merchants		1,019,538	823,666

Total current liabilities		1,235,039	978,939

Non-current liabilities
Loans and borrowings	7	1,229,298	502,102
Deferred tax liabilities	4	162,037	61,704
Other non-current liabilities		2,883	2,434

Total Liabilities		2,629,257	1,545,179

Equity

Equity attributable to shareholders
Share capital	8	1,961,116	1,972,592
Contributed surplus		304,374	202,435
Deficit		(222,645)	(166,877)
Accumulated other comprehensive loss		(43,180)	(39,419)

		1,999,665	1,968,731
Non-controlling interest		15,636	10,759

Total Equity		2,015,301	1,979,490

Total Liabilities and Equity		4,644,558	3,524,669
Contingencies	16
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three and nine months ended September 30

(in thousands of US dollars, except for per share amounts)

		Three months ended September 30		Nine months ended September 30
		2023	2022	2023	2022
	Notes	$	$	$	$
Revenue	9	304,852	197,146	868,376	622,984
Cost of revenue	9	55,650	38,363	164,172	121,259
Gross profit		249,202	158,783	704,204	501,725

Selling, general and administrative expenses	9	217,282	149,184	633,655	442,501
Operating profit		31,920	9,599	70,549	59,224

Finance income	10	(2,713)	(4,131)	(9,049)	(6,427)
Finance cost	10	30,053	7,859	77,839	13,627
Net finance cost		27,340	3,728	68,790	7,200
Loss (gain) on foreign currency exchange		13,033	(12,528)	520	(20,415)
Income (loss) before income tax		(8,453)	18,399	1,239	72,439

Income tax expense		9,667	5,393	16,031	19,836
Net income (loss)		(18,120)	13,006	(14,792)	52,603

Other comprehensive loss, net of tax
Item that may be reclassified subsequently to profit and loss:
Foreign operations – foreign currency translation differences		1,257	(33,599)	(2,753)	(64,054)
Change in fair value of financial instrument designated as cash flow hedge		(1,008)	—	(1,008)	—
Comprehensive loss		(17,871)	(20,593)	(18,553)	(11,451)

Net income (loss) attributable to:
Common shareholders of the Company		(19,814)	11,710	(19,669)	48,692
Non-controlling interest		1,694	1,296	4,877	3,911
		(18,120)	13,006	(14,792)	52,603

Comprehensive loss attributable to:
Common shareholders of the Company		(19,565)	(21,889)	(23,430)	(15,362)
Non-controlling interest		1,694	1,296	4,877	3,911
		(17,871)	(20,593)	(18,553)	(11,451)

Net income (loss) per share	12
Net income (loss) per share attributable to common shareholders of the Company
Basic		(0.14)	0.08	(0.14)	0.34
Diluted		(0.14)	0.08	(0.14)	0.34
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		2023	2022
	Notes	$	$
Cash flow from operating activities
Net income (loss)		(14,792)	52,603
Adjustments for:
Depreciation of property and equipment		10,739	5,936
Amortization of intangible assets		89,386	73,822
Amortization of contract assets		1,176	1,425
Share-based payments	9	105,484	103,666
Net finance cost	10	68,790	7,200
Loss (gain) on foreign currency exchange		520	(20,415)
Income tax expense		16,031	19,836
Changes in non-cash working capital items	15	(3,473)	(17,050)
Interest paid		(69,298)	(15,152)
Interest received		9,921	4,577
Income taxes paid - net		(32,208)	(23,295)
		182,276	193,153
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	(1,379,778)	—
Payment of acquisition-related contingent consideration		—	(2,027)
Acquisition of property and equipment		(7,879)	(8,681)
Acquisition of intangible assets		(32,371)	(25,130)
Acquisition of distributor commissions		(20,318)	—
Decrease (increase) in other non-current assets	13	(31,223)	726
Net decrease in advances to third parties		245	1,884
		(1,471,324)	(33,228)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8	(56,042)	(109,158)
Transaction costs from issuance of shares		—	(903)
Proceeds from exercise of stock options	8	7,728	1,474
Repayment of loans and borrowings	7	(112,840)	(3,840)
Proceeds from loans and borrowings	7	852,000	—
Transaction costs related to loans and borrowings	7	(14,650)	—
Payment of lease liabilities		(3,965)	(2,674)
Purchase of non-controlling interest		—	(39,751)
Dividend paid by subsidiary to non-controlling interest		—	(260)
Dividend paid to shareholders	8	(13,907)	—
		658,324	(155,112)
Effect of movements in exchange rates on cash		37	223
Net increase (decrease) in cash and cash equivalents		(630,687)	5,036
Cash and cash equivalents – Beginning of period		751,686	748,576
Cash and cash equivalents – End of period		120,999	753,612
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		Attributable to shareholders of the Company					Non- Controlling interest	Total equity
		Share capital	Contributed surplus	Deficit	Accumulated Other comprehensive loss
	Notes				Cumulative translation adjustments	Cash flow hedge reserve
		$	$	$	$	$	$	$

Balance as at January 1, 2022		2,057,105	69,943	(108,749)	(8,561)	—	12,102	2,021,840

Contributions and distributions
Exercise of equity-settled share-based payments		1,752	(278)	—	—	—	—	1,474
Equity-settled share-based payments		—	103,666	—	—	—	—	103,666
Tax effect - equity-settled share-based payments		—	(3,573)	—	—	—	—	(3,573)
Shares repurchased and cancelled		(29,094)	—	(43,290)	—	—	—	(72,384)
Effect of share repurchase liability		(14,672)	—	(27,812)	—	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest, net of tax		—	—	(33,115)	—	—	(6,306)	(39,421)
Net income and comprehensive loss		—	—	48,692	(64,054)	—	3,911	(11,451)

Balance as at September 30, 2022		2,015,091	169,758	(164,274)	(72,615)	—	9,447	1,957,407

Balance as at January 1, 2023		1,972,592	202,435	(166,877)	(39,419)	—	10,759	1,979,490

Contributions and distributions
Exercise of equity-settled share-based payments	8, 11	21,902	(14,174)	—	—	—	—	7,728
Equity-settled share-based payments	4, 11	—	115,170	—	—	—	—	115,170
Tax effect - equity-settled share-based payments		—	943	—	—	—	—	943
Effect of share repurchase liability	8	(33,378)	—	(22,093)	—	—	—	(55,471)
Dividend declared	8	—	—	(14,006)	—	—	—	(14,006)
Net loss and comprehensive loss		—	—	(19,669)	(2,753)	(1,008)	4,877	(18,553)

Balance as at September 30, 2023		1,961,116	304,374	(222,645)	(42,172)	(1,008)	15,636	2,015,301
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
2. Basis of preparation and consolidation
Statement of compliance
These Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the audited annual consolidated financial statements for the year ended December 31, 2022 were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these Condensed Interim Consolidated Financial Statements should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022.
The Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2023 were authorized for issue by the Company’s Board of Directors on November 7, 2023.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these Condensed Interim Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
3. Significant accounting policies and new accounting standards
Hedging and derivative financial instruments
Hedging relationships
The Company may enter into derivative financial instruments to hedge its market risk exposures. On initial designation of new hedges, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objective and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.
For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income (loss).
Derivative financial instruments are recognized initially at fair value, and attributable transaction costs are recognized in net income as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net income (loss), the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income (loss) as part of equity. The amount recognized in other comprehensive income (loss) is removed and included in net income (loss) under the same line item in the consolidated statements profit or loss as the hedged item, in the same period that the hedged cash flows affect net income (loss). Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net income (loss). If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income (loss) is recognized immediately in net income (loss).
Other accounting policies
Other accounting policies used in these interim financial statements are consistent with those applied and disclosed in the Company's audited annual consolidated financial statements for the year ended December 31, 2022.
New accounting standards and interpretations adopted
Amendments to IAS 12 Income taxes
These amendments provide a temporary relief from the requirement to recognize deferred income taxes arising from the Organisation for Economic Co-operation and Development's enacted or substantively enacted Pillar Two Model rules. The Company has applied these amendments.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. There were no significant updates to the standards and interpretations issued but not yet adopted described in the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
4. Business combinations
Transactions for the nine months ended September 30, 2023
Paya Holdings Inc.
On February 22, 2023, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya"), a leading U.S. provider of integrated payment and frictionless commerce solutions, for a total consideration of $1,401,121, comprised of $1,391,435 in cash and $9,686 of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by the Company of seller-related payments of $51,876 paid by Paya immediately prior to closing and thereby increased the calculated purchase price. The Company determined that the transaction met the definition of a business combination. Acquisition costs of $15,470 have been expensed during the nine months ended September 30, 2023. For the period from the acquisition date to September 30, 2023, Paya contributed revenue of $182,309 and net income of $20,621. The net income includes the amortization of identifiable intangible assets acquired.
Assuming this business combination would have been completed on January 1, 2023, Paya would have contributed pro forma revenue of approximately $222,227 and pro forma net income of approximately $21,341 for the nine months ended September 30, 2023. In determining these amounts, the Company assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023. To align with the Company's presentation, Paya's revenue contribution amounts are presented net of interchange fees, which was not the case for a small portion of fees prior to its acquisition by the Company.
Paya has become part of the Company's United States federal consolidated tax group. During the nine months ended September 30, 2023, this resulted in the set-off of deferred tax assets of the Company with the deferred tax liabilities of Paya.
Since the initial purchase price allocation was recognized, the portion of replacement share-based awards that was considered part of the consideration transferred has been increased by $2,641, current assets decreased by $992, current liabilities increased by $1,015 and deferred tax liabilities decreased by $506 relating to new information obtained about facts and circumstances that existed at the time of acquisition. Those adjustments to the provisional amounts have been recorded with a corresponding impact on goodwill of $4,142.
Other
On March 1, 2023, the Company acquired certain assets of a service provider. The Company determined that the transaction met the definition of a business combination. The total cash consideration for this acquisition was $10,000. Acquisition costs of $129 have been expensed during the nine months ended September 30, 2023. For the period from the acquisition date to September 30, 2023, those assets contributed revenue of $907 and net loss of $2,366. The net loss includes the amortization of identifiable intangible assets acquired resulting from the transaction on March 1, 2023.
Assuming this business combination would have been completed on January 1, 2023, the Company estimates that those assets would have contributed pro forma revenue of $1,179 and pro forma net loss of $3,102 for the nine months ended September 30, 2023. In determining these amounts, the Company has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Preliminary Purchase Price Allocation
The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in the nine months ended September 30, 2023:

	Paya $	Other $	Total $
Assets acquired
Cash	21,657	—	21,657
Segregated funds	244,798	—	244,798
Trade and other receivables	23,555	—	23,555
Inventory	293	—	293
Prepaid expenses	2,816	—	2,816
Property and equipment	5,419	12	5,431
Processor deposits	385	—	385
Intangible assets
Software	3,131	—	3,131
Trademarks	16,607	—	16,607
Technologies	178,173	6,908	185,081
Partner and merchant relationships	455,364	—	455,364
Goodwill[1]	862,859	3,193	866,052
	1,815,057	10,113	1,825,170
Liabilities assumed
Trade and other payables	(30,037)	(113)	(30,150)
Current portion of loans and borrowings	(1,142)	—	(1,142)
Other current liabilities	(2,842)	—	(2,842)
Due to merchants	(244,798)	—	(244,798)
Income taxes payable	(2,652)	—	(2,652)
Loans and borrowings	(2,492)	—	(2,492)
Deferred tax liabilities	(129,973)	—	(129,973)
	(413,936)	(113)	(414,049)
Total consideration
Cash paid	1,391,435	10,000	1,401,435
Share-based payments (note 11)	9,686	—	9,686
	1,401,121	10,000	1,411,121
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Paya acquisition is not deductible for income tax purposes.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	September 30, 2023	December 31, 2022
	$	$
Trade receivables	60,095	36,298
Due from processing banks	21,653	19,133
Other receivables	18,982	5,797
Total	100,730	61,228
6. Trade and other payables
Trade and other payables comprise the following:

	September 30, 2023	December 31, 2022
	$	$
Trade payables	69,799	43,813
Accrued bonuses and other compensation-related liabilities	49,888	36,379
Sales tax payable	7,333	8,007
Interest payable	960	458
Due to processors	8,519	6,923
Due to merchants not related to segregated funds	24,769	20,076
Other accrued liabilities	14,104	9,877
	175,372	125,533

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
7. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

		September 30, 2023		December 31, 2022
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and restated credit facility	(a)
Term loan facilities		500,452	496,214	504,292	498,199
Revolving credit facility		385,000	—	385,000	—
Reducing revolving credit facility	(b)	743,000	730,224	—	—
Total credit facilities			1,226,438		498,199

Lease liabilities			13,726		12,555
			1,240,164		510,754
Current portion of loans and borrowings			(10,866)		(8,652)
Loans and borrowings			1,229,298		502,102
Facility amount represents the principal amount of the credit facility. The carrying amount of loans and borrowings is presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.
a)Amended and restated credit facility
The outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity on September 28, 2025. The undrawn revolving credit facility matures on September 28, 2024. The Amended and restated credit facility is secured by all current and future assets of the Company and its existing and future subsidiaries.
i)Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR1 plus 1.50% or the adjusted eurocurrency2 rate plus 2.50%. As at September 30, 2023, the outstanding Term loan facilities interest rate was 7.93% (December 31, 2022 – 6.89%).
ii)Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at September 30, 2023 and December 31, 2022 there was no loan denominated in Canadian dollars.
iii)LIBOR is no longer available following the benchmark reform and was replaced by the Term Secured Overnight Financing Rate (“SOFR”). For the term loan facilities, LIBOR for the interest computation was replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26% for interest period of three months or 0.43% for interest period of six months. For the revolving credit facility, LIBOR was replaced by the sums of: a) Term SOFR; and b) 0.10%.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) LIBOR plus 1%; c) Prime rate; and d) 1.50%.
2 The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50%.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
b) Reducing revolving credit facility
On February 22, 2023, concurrent with the completion of the Paya acquisition (Note 4), the Company entered into a Reducing revolving credit facility in an amount of $800,000. Commencing on June 30, 2023, the commitments in respect of this facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity date of this facility is September 28, 2025. Until the delivery of the Company's financial statements for the quarter ending September 30, 2023, borrowings under the Reducing revolving credit facility bear interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin of 3.00% or (b) the Alternate base rate1 plus a margin of 2.00%. Thereafter, borrowings under the Reducing revolving credit facility will bear interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin ranging from 2.5% to 3.25% or (b) the Alternate base rate1 plus a margin ranging from 1.50% to 2.25%, in each case, based on a first lien leverage ratio. As at September 30, 2023, the Reducing revolving credit facility interest rate was 8.42%.
The Reducing revolving credit facility is secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the Reducing revolving facility is subject to the Company's ability to maintain a total leverage ratio of less than or equal to 4.50 : 1.00 for the test period before September 30, 2023, and with the ratio decreasing by 0.25 on October 1, 2023 and every six months thereafter, until it reaches 3.50 : 1.00 on March 31, 2025. The total leverage ratio considers the Company's consolidated net debt, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. The Company must also maintain its interest coverage ratio above 2.50 : 1.00. The interest coverage ratio considers the Company's consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement, to consolidated cash interest expense. The Company was in compliance with all applicable covenants as at September 30, 2023.

1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) Adjusted Term Secured Overnight Financing Rate (“SOFR”) effective plus 1.00%; (c) Prime Rate; and (d) 1.00%.
8. Share capital
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the Toronto Stock Exchange ("TSX") and the Nasdaq and applicable securities laws. During the nine months ended September 30, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56,042.
The Company also issued 955,070 Subordinate Voting Shares for a cash consideration of $7,728 during the nine months ended September 30, 2023 following the exercise of stock options and the settlement of Restricted Share Units ("RSUs").
On August 8, 2023 the Board of Directors approved a regular quarterly cash dividend of $0.10 per subordinate voting share and multiple voting share. On November 7, 2023, the Board of Directors approved and declared a cash dividend of $0.10 per subordinate voting share and multiple voting share payable for this quarter on December 7, 2023 to shareholders of record on November 20, 2023.
There were 76,064,619 Multiple Voting Shares and 63,066,678 Subordinate Voting Shares outstanding as at September 30, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Share repurchase liability
In March 2023, the Company entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as a daily purchase restriction. The Company recognized a share repurchase liability on that date. The fair value of the share repurchase liability was determined using the Company's quoted share price.
During the nine months ended September 30, 2023, shares were repurchased and cancelled under the ASPP for a cash consideration of $56,042. The change in fair value of share repurchase liability during the nine months ended September 30, 2023 was a loss of $571.
9. Revenue and expenses by nature

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Revenue
Merchant transaction and processing services revenue	302,616	195,238	862,064	616,771
Other revenue	2,236	1,908	6,312	6,213
	304,852	197,146	868,376	622,984

Cost of revenue
Processing cost	54,397	37,324	160,620	117,984
Cost of goods sold	1,253	1,039	3,552	3,275
	55,650	38,363	164,172	121,259

Selling, general and administrative expenses
Commissions	59,721	28,080	158,288	85,635
Employee compensation	52,418	43,414	151,548	118,656
Share-based payments	34,042	33,815	105,484	103,666
Depreciation and amortization	36,544	26,269	100,125	79,758
Professional fees	8,760	7,416	48,752	19,850
Transaction losses (recovery)	1,642	546	5,177	(1,226)
Contingent consideration adjustment	—	(488)	—	(992)
Other	24,155	10,132	64,281	37,154
	217,282	149,184	633,655	442,501

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
10. Net finance cost

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Finance income
Interest on advances to third parties and interest income	(2,713)	(4,131)	(9,049)	(6,427)

Finance cost
Interest on loans and borrowings (excluding lease liabilities)	29,201	7,169	75,559	17,321
Change in fair value of share repurchase liability	—	—	571	(5,710)
Interest expense on lease liabilities	171	158	520	423
Other interest expense	681	532	1,189	1,593
	30,053	7,859	77,839	13,627

Net finance cost	27,340	3,728	68,790	7,200
11. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years. RSUs, PSUs and DSUs participants are eligible to receive RSUs, PSUs or DSUs dividend equivalents with the same vesting conditions under the Nuvei Omnibus Incentive Plan. Under the Paya equity plan, RSU holders are eligible to receive dividends in cash, payable upon settlement if all vesting conditions are met.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the nine months ended September 30, 2023:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	3,892,643	1,778,431	48,596	8,594,289	56.24
Forfeited	(320,440)	(454,132)	—	(174,601)	73.62
Replacement awards in a business combination	909,735	—	—	414,606	19.71
Granted	843,859	—	48,854	49,068	28.75
Dividend equivalents	22,727	4,770	386	—	—
Exercised	(359,146)	—	—	(595,924)	12.89
Outstanding, end of period	4,989,378	1,329,069	97,836	8,287,438	57.00

Exercisable, end of period	536,447	141,922	97,836	4,128,649	27.09

Granted - weighted average grant date fair value[1]	$26.86	$17.64	$23.78	$18.15	$—
1 Granted - weighted average grant date fair value includes units granted and replacement awards in a business combination.
Replacement awards in a business combination
In connection with the Paya acquisition, the Company granted 909,375 RSU and 414,606 stock options to replace awards held by Paya employees under a new plan ("Paya equity plan"). Under the Paya equity plan, 1,324,341 Subordinate Voting Shares of the Company are reserved for issuance and issuable upon the exercise or settlement of awards, which represents the replacement awards granted upon closing of the Paya acquisition. The Company cannot grant further awards under the Paya equity plan.
The portion of the replacement awards at the acquisition date relating to services rendered up to the acquisition date, representing an amount of $9,686 was included as part of the consideration transferred (note 4). At the acquisition date, the portion of the replacement awards' fair value relating to services to be rendered in the future was $12,077 and will be recognized as compensation expense over the remaining vesting period.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The fair value of stock options granted as replacement awards was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Replacement awards
Share price	$31.49
Exercise price	$19.71
Risk-free interest rate	4.00%
Expected volatility	35.5%
Dividend yield	—
Expected term	6.0 years
12. Net income (loss) per share
Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the nine months ended September 30, 2023 and 2022, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income (loss) per share because the effect was anti-dilutive.

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	(19,814)	11,710	(19,669)	48,692
Weighted average number of common shares outstanding – basic	139,138,382	141,311,785	139,209,728	141,866,671
Effect of dilutive securities	—	2,404,639	—	3,320,127
Weighted average number of common shares outstanding – diluted	139,138,382	143,716,424	139,209,728	145,186,798
Net income (loss) per share attributable to common shareholders of the Company:
Basic	(0.14)	0.08	(0.14)	0.34
Diluted	(0.14)	0.08	(0.14)	0.34
13. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that, excluding the derivative financial liability, the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at September 30, 2023 and December 31, 2022, financial instruments measured at fair value in the Condensed Interim Consolidated Financial Statements of financial position were as follows:

	Notes	Fair value hierarchy	September 30, 2023	December 31, 2022
			$	$
Assets
Investments measured at fair value through profit or loss		Level 1	1,109	1,002
Investments measured at fair value through profit or loss		Level 3	2,148	2,148
Investment in equity instrument designated at fair value through other comprehensive income		Level 3	25,232	—
Advances to a third party independent sales organization		Level 3	—	2,154

Liabilities
Derivative financial liability - Interest rate swap		Level 2	1,008	—

Fair value measurement level 2
In the three months ended September 30, 2023, the Company entered into an interest rate swap agreement with a notional amount of $300,000 and a fixed interest rate of 4.67% maturing September 30, 2026 to hedge a portion of its future variable interest payments. This derivative is carried at fair value and is presented in the other current liabilities in the Condensed Interim Consolidated Financial Statements of financial position.
Fair value remeasurement of the Company's level 2 instruments (interest rate swap) is calculated as the present value of the estimated future cash flows. Estimated cash flows are discounted using a yield curve which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Fair value measurement level 3
The following table presents the changes in level 3 items for the nine months ended September 30, 2023:

	Advances to a third party independent sales organization	Investments measured at fair value through profit or loss	Investment measured at fair value through other comprehensive income
	$	$	$
Balance as at December 31, 2022	2,154	2,148	—
Acquisition	—	—	25,000
Merchant residuals received, net of interest on advances to a third parties	(108)	—	—
Settlement of advances to a third party	(2,046)	—	—
Effect of movements in exchange rates	—	—	232
Balance as at September 30, 2023	—	2,148	25,232
Fair value remeasurement of level 3 instruments is recognized in selling, general and administrative expenses. Investments measured at fair value through profit and loss and through other comprehensive income are recognized on the statement of financial position in other non-current assets. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•On March 15, 2023, the Company acquired an equity interest in a private company for a total cash consideration of $25,000. The company designated this equity investment at fair value through other comprehensive income.
•As at September 30, 2023, the fair value of the contingent consideration for the Mazooma acquisition is nil (nil for December 2022). The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($244,261).
14. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Salaries and short-term employee benefits	1,874	1,395	6,524	4,062
Share-based payments	18,848	19,136	56,531	53,283
	20,722	20,531	63,055	57,345

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Other related party transactions

		Three months ended September 30		Nine months ended September 30
		2023	2022	2023	2022
		$	$	$	$
Expenses – Travel	(i)	269	503	1,216	841
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
15. Supplementary cash flow disclosure

	Nine months ended September 30
	2023	2022
	$	$
Changes in non-cash working capital items:
Trade and other receivables[1]	(17,133)	(18,877)
Inventory	97	38
Prepaid expenses	(2,299)	258
Contract assets	(911)	(1,392)
Trade and other payables	15,326	9,746
Other current and non-current liabilities	1,447	(6,823)
	(3,473)	(17,050)
1 Interest received on cash and cash equivalents has been presented separately within cash flows from operating activities (previously was presented within cash flow movements on trade and other receivables). Interest received that was reclassified from trade and other receivables was $4,577 for the nine months ended, September 30, 2022.
16. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.